UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GIGOPTIX INC.

(Exact name of registrant as specified in its charter)

Delaware	26-2439072
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

130 Baytech Drive, San Jose, CA	95134
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	NYSE Amex, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Registration Statement on Form 8-A is being filed to register the common stock, par value $0.001 per share (the “Common Stock”) of GigOptix, Inc., a Delaware corporation (the “Company”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in connection with the listing of the Common Stock on the NYSE Amex. The Company anticipates that the listing of its Common Stock will commence trading on the NYSE Amex at the opening of trading on the NYSE Amex on Wednesday, April 25, 2012 under the symbol “GIG”.

Item 1.	Description of Registrant’s Securities to be Registered.

The authorized stock of the Company consists of 51,000,000 shares of capital stock, each with a par value of $0.001, consisting of 50,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, of which preferred stock, 300,000 shares have been designated as Series A Junior Preferred Stock. Notwithstanding the provisions of the Delaware General Corporation Law (the “DGCL”), the number of authorized shares of Common Stock and preferred stock may, without a series vote, be increased or decreased (but not below the number of shares then outstanding) from time to time by the affirmative vote of the holders of a majority in voting power of the outstanding capital stock of the Company entitled to vote, voting together as a single class.

Each holder of shares of Common Stock is entitled to attend all special and annual meetings of the Company’s stockholders. In addition, each such holder is entitled, together with the holders of all other classes of capital stock entitled to attend special and annual stockholder meetings (subject to the provisions of any resolutions of the board of directors granting any holders of preferred stock exclusive or special voting powers with respect to any matter), to cast one vote for each outstanding share of Common Stock held upon any matter, including the election of directors, which is properly considered and acted upon by the stockholders. Except as otherwise required by law, holders of the Common Stock, as such, are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including the certificate of designation of any series of its preferred stock) that relates solely to the terms of one or more outstanding series of the Company’s preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other affected series, to vote on such amendment under the amended and restated certificate of incorporation (including the certificate of designation of any series of its preferred stock) or pursuant to the DGCL.

The holders of the Common Stock and the holders of any class or series of stock entitled to participate with the holders of the Common Stock as to the distribution of assets in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, will become entitled to participate in the distribution of any of the Company’s assets remaining after it has paid, or provided for the payment of, all of its debts and liabilities and after the Company has paid, or set aside for payment, to the holders of any class or series of preferred stock having preference over Common Stock in the event of liquidation, dissolution or winding-up, the full preferential amounts, if any, to which the holders of such class or series are entitled.

Dividends may be paid on the Common Stock and on any class or series of preferred stock entitled to participate with the Common Stock as to dividends on an equal per-share basis, but only when, as and if declared by the Company’s board of directors. Holders of Common Stock will be entitled to receive any such dividends out of any assets legally available for the payment of dividends only after the provisions with respect to preferential dividends on any outstanding series of preferred stock have been satisfied and after the Company has complied with all the requirements, if any, with respect to redemption of, or the setting aside of sums as sinking funds or redemption or purchase accounts with respect to, any outstanding series of the Company’s preferred stock.

Holders of the Common Stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights.

The Company’s amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or deferring a change in control of the Company. These provisions, among other matters:

•	provide for the classification of the board of directors into three classes, with approximately one-third of the directors to be elected each year;

•	limit the number of directors constituting the entire board of directors to a maximum of 10 directors;

•	limit the types of persons who may call a special meeting of stockholders; and

•

establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings.

On December 16, 2011, the Company’s board of directors adopted a Rights Agreement under which the Company issued a dividend of one preferred share purchase right for each share of Common Stock held by stockholders of record as of January 6, 2012, and the

Company will issue one preferred stock purchase right to each share of Common Stock issued by the Company between January 6, 2012 and the earlier of either the rights’ exercisability or the expiration of the Rights Agreement. Each right entitles stockholders to purchase one one-thousandth of the Company’s Series A Junior Preferred Stock. In general, the exercisability of the rights to purchase preferred stock will be triggered if any person or group, including persons knowingly acting in concert to affect the control of the Company, is or becomes a beneficial owner of 10% or more of the outstanding shares of the Company’s Common Stock after December 16, 2011. Stockholders or beneficial ownership groups who owned 10% or more of the outstanding shares of common stock of the Company on or before December 16, 2011 will not trigger the preferred share purchase rights unless they acquire an additional 1% or more of the outstanding shares of the Common Stock. Each right entitles a holder with the right upon exercise to purchase one one-thousandth of a share of preferred stock at an exercise price that is currently set at $8.50 per right, subject to purchase price adjustments as set forth in the rights agreement. Each share of preferred stock has voting rights equal to one thousand shares of Common Stock. In the event that exercisability of the rights is triggered, each right held by an acquiring person or group would become void. As a result, upon triggering of exercisability of the rights, there would be significant dilution in the ownership interest of the acquiring person or group, making it difficult or unattractive for the acquiring person or group to pursue an acquisition of the Company. These rights expire in December of 2014, unless earlier redeemed or exchanged by the Company. While the rights attach to the Common Stock, such rights are not to be registered by this Registration Statement on Form 8-A, nor are they intended to be listed on the NYSE Amex LLC.

Item 2.	Exhibits.

Because no other securities of the registrant are registered on the NYSE Amex LLC, and the securities being registered by this Registration Statement on Form 8-A are not being registered pursuant to Section 12(g) of the Exchange Act, no exhibits are required to be filed with this Form 8-A.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GIGOPTIX, INC.

By:	/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz
Title: Chief Executive Officer

Date: April 23, 2012